

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2015

Michael A. Norona
Chief Financial Officer
Advance Auto Parts
5008 Airport Road
Roanoke, VA 24012

   Re: Advance Auto Parts
     Form 10-K for the Fiscal Year Ended January 3, 2015
     Filed March 3, 2015
     File No. 001-16797

Dear Mr. Norona:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Jennifer Thompson

        Jennifer Thompson
        Accounting Branch Chief

Cc: Jill Livesay